February 2, 2009

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Canusa Capital Corp.
    File No. 333-144279
    Request for Withdrawal of Post-Effective Amendment No. 1
    to S-1 Registration Statement (originally filed on Form SB-2)

Ladies and Gentlemen:

On January 15, 2009, Canusa Capital Corp., a Delaware corporation (the "Company"), filed a Post-Effective Amendment No. 1 (the "Post-Effective Amendment") to Form S-1 Registration Statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Post-Effective Amendment, effective as of the date hereof.

All shares registered pursuant to the Registration Statement were sold prior to the filing of the Post-Effective Amendment, rendering said Post-Effective Amendment unnecessary.

Please feel free to contact our attorney, Karen A. Batcher at Synergen Law Group, APC (619) 475-7882 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

CANUSA CAPITAL CORP.


By: /s/ Janet Janes
   -----------------------------------------
   JANET JANES
   President, Secretary and Treasurer
   Chief Executive Officer, Chief Financial
   Officer, Principal Accounting Officer and
   and Director